U
SECURITIES AN
Wash

15047478

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MAR 0 2 2015
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AP 3/7

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 02474

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coburn & Meredith, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O.Box No.)

One Old Mill Lane
(No. and Street)

Simsbury (City) | Connecticut (State) | 06070 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Elizabeth Derway (860) 784-2603
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alfin, Fagin & Falce LLP
(Name – *if individual, state last, first, middle name*)

231 Farmington Avenue (Address) | Farmington (City) | Connecticut (State) | 06032 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/10/15

OATH OR AFFIRMATION

I, Elizabeth Derway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coburn & Meredith, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PENNY NASIATKA
NOTARY PUBLIC
MY COMMISSION EXPIRES DEC. 31, 2018

Signature

CCO, CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALFIN, FAGIN & FALCE LLP
CERTIFIED PUBLIC ACCOUNTANT
231 FARMINGTON AVENUE
FARMINGTON, CONNECTICUT 06032-1915
TEL: (860) 424-1406 * EFAX: (855) 424-1406

JEFFREY S. ALFIN, CPA MBA

JOSEPH A. BERNARDI, CPA
(1943-2010)

Mailing: P.O. Box 370367
West Hartford, CT
06117-370367

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Coburn & Meredith, Inc.
One Old Mill Lane
Simsbury, Connecticut 06070

We have examined Coburn & Meredith Inc.'s statements, included in the accompanying Independent Auditor's Report, that (1) Coburn & Meredith Inc.'s internal control over compliance was effective during the most recent fiscal year ended December 31, 2014; (2) Coburn & Meredith Inc.'s internal control over compliance was effective as of December 31, 2014; (3) Coburn & Meredith Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014; and (4) the information used to state that Coburn & Meredith Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Coburn & Meredith Inc.'s books and records. Coburn & Meredith Inc.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Coburn & Meredith with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Coburn & Meredith Inc.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Coburn & Meredith Inc.'s internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2014; Coburn & Meredith Inc. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014 was derived from Coburn & Meredith Inc.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Coburn & Meredith Inc.'s compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Coburn & Meredith Inc.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Coburn & Meredith Inc.'s statements referred to above are fairly stated, in all material respects.

Respectfully submitted,

Alfin, Fagin & Falce LLP

Alfin, Fagin & Falce LLP

Farmington, Connecticut

February 23, 2015

We present the following report as of December 31, 2014:

Exhibit A -	Statement of Financial Condition as of December 31, 2014.
Exhibit B -	Statement of Income for the Year Ended December 31, 2014.
Exhibit C -	Statement of Changes in Stockholders' Equity for the Year Ended December 31, 2014.
Exhibit D -	Statement of Cash Flows for the Year Ended December 31, 2014.
	Notes to Financial Statements.
Schedule 1 -	Computation of Net Capital and Basic Net Capital Requirement Pursuant to Rule 15c3-1, as of December 31, 2014.
Schedule 2 -	Computation of Aggregate Indebtedness Pursuant to Rule 15c3-1(c), as of December 31, 2014.
Schedule 3 -	Computation for Determination of Reserve Requirement and Information for Possession or Control Requirements Pursuant to Rule 15c3-3, as of December 31, 2014.
Appendix A -	Independent Auditors' Report on Internal Control under SEC Rule 17a-5(g)(1) Claiming an Exemption From SEC Rule 15c3-3 as of December 31, 2014.
Appendix B -	Independent Review Report on Exemption Report under SEC Rule 17 CFR Section 240.17a-5(d)(1) and (4); Claiming an Exemption From SEC Rule 15c3-3 as of December 31, 2014.

EXHIBIT A

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

A S S E T S

Assets:				
Cash			$	425,347
Receivables:				
Brokers and dealers clearance accounts	$	280,401		
Other - good faith deposit		100,004		
Non-customer registered representatives		36,659		
Total Receivables				417,064
Equipment, net of accumulated depreciation of $77,492				113,711
TOTAL ASSETS			$	956,122

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:				
Accounts payable and accrued expenses	$	225,340		
Employee 401k payable		2,470		
Total Liabilities			$	227,810
Stockholders' Equity:				
Class A Preferred stock, 5% cumulative - $50 par value; 20,000 shares authorized, 11,680 shares issued and outstanding	$	584,000		
Class B Preferred stock, 4 1/2% non-cumulative - $.50 par value; 200,000 shares authorized, issued and outstanding		100,000		
Common stock, no par value; 200,000 shares authorized; 94,000 shares issued and outstanding		470		
Retained earnings		43,842		
Total Stockholders' Equity				728,312
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			$	956,122

See Accompanying Notes

EXHIBIT B

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues:		
Securities & selling commissions and investment fees	$ 5,779,212	
Other income	1,109	
Interest income	281,230	
Total Revenues		$ 6,061,551
Operating Expenses:		
Salaries and commissions	4,509,137	
Payroll taxes	171,570	
Property & use taxes	12,679	
General insurance	19,630	
Employee benefits	170,929	
Clearing expense	199,482	
Information expense	167,932	
Computer expenses & related supplies	13,179	
Rent and utilities	257,956	
Depreciation and amortization	27,314	
Repairs and maintenance	14,534	
Communications	58,172	
Professional fees	66,742	
Licenses and fees	95,769	
Equipment rental	15,092	
Continuing education	1,575	
Office expense	12,442	
Postage	9,081	
Advertising	3,988	
Bad debt expense	18,963	
Interest expense	2,900	
Travel, meals and entertainment	52,554	
Total Operating Expenses		5,901,620
Income Before Provision for State Taxes		159,931
Provision for state taxes		2,279
Net Income for the Year		$ 157,652

See Accompanying Notes

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Capital Stock			Ret. Earnings
	Class A Preferred	Class B Preferred	Common	(Accumulated Deficit)
Balances - January 1, 2014	$ 584,000	$ 100,000	$ 470	$ (113,810)
Net Income	-	-	-	157,652
Balances - December 31, 2014	$ 584,000	$ 100,000	$ 470	$ 43,842

See Accompanying Notes

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014
Increase (Decrease) in Cash

Cash Flows From Operating Activities:		
Net Income		$ 157,652
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	$ 27,314	
Change in assets and liabilities:		
Increase (Decrease) in Assets and Liabilities:		
Receivables	129,216	
Other - good faith deposit	25,174	
Non-customer registered representatives	(24,043)	
Accounts payable and accrued liabilities	(36,872)	
Total Adjustments		120,789
Net Cash Provided By Operating Activities		278,441
Cash Flows Used In Investing Activities:		
Acquisition of fixed assets		(3,086)
Cash Flows Used In Financing Activities:		
Capital lease payments		(7,240)
Net Increase in Cash		268,115
Cash at the Beginning of Year		157,232
Cash at the End of Year		$ 425,347
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year:		
Interest expense		$ 2,900
Income taxes		$ 2,279

See Accompanying Notes

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT NOTES
TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 1 - Organization and Business Description:

Coburn & Meredith, Inc. (the "Company") is a registered broker-dealer whose main office is located in Simsbury, Connecticut with branch offices in Glastonbury, Connecticut and Boston, Massachusetts. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Securities Investors Protection Corp. (SIPC) and the Financial Industry Regulatory Authority (FINRA). The Company is a regular Connecticut Corporation owned privately by several shareholders. The Company is an introducing broker-dealer and uses a carrying broker to hold customer accounts and clear customer transactions.

Note 2 - Significant Accounting Policies:

A. Revenue and Expense Recognition:

The Company maintains its records utilizing the accrual method of accounting. Commissions and other income are recorded on a trade-date basis. Interest is recorded as earned. Expenses are recorded as incurred. Revenues consist of: commissions on transactions in exchange listed equity securities, commissions on listed option transactions, other securities commissions, revenues from the sale of investment company shares, interest income and fees.

B. Depreciation:

The Company provides for depreciation utilizing the straight-line method. Renewals and betterments are capitalized, while expenditures for maintenance and repairs are charged to expenses as incurred.

C. Income Taxes:

The Company is incorporated as a "C" Corporation under the Internal Revenue Code. The Company records its federal and state income tax liabilities in accordance with Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes." However, deferred taxes payable are not recorded for temporary differences between the recognition of income and expense for tax and financial reporting purposes when such amounts are immaterial. In accordance with FASB ASC 740, Income Taxes, management is required to evaluate the likelihood that, upon examination by relevant taxing jurisdictions, the Company's income tax positions would be sustained. Based on that evaluation, if it were more that 50% probable that a material amount of income tax would be imposed at the entity level upon examination by the relevant taxing authorities, a liability would be recognized in the accompanying statement of financial position along with any interest and penalties that would result from that assessment. Should any such penalties and interest be incurred, the Company's policy would be to recognize that as operating expenses. No interest or penalties have been accrued or charged to expense for the year ending December 31, 2014. The Company's federal and state income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed.

Note 2 - Significant Accounting Policies (Continued):

D. Basis of Presentation:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

E. Statement of Cash Flows:

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Clearing Arrangements:

As of March 23, 2013, the Company clears security transactions predominantly through First Clearing, whereby First Clearing carries the cash and margin accounts of the Company's customers on a fully disclosed basis. The term of the agreement is seven years. Under specific terms of the agreement, First Clearing executes and reflects transactions in the customers' accounts as requested by the Company, prepares confirmations and summary monthly statements, settles contracts and transactions in securities and performs certain cashiering functions, including receipt and delivery of securities.

All uncollectible customer receivables are netted against commissions payable to the Company.

The Company maintains a margin account with First Clearing through which it executes its own principal trading activities.

Under such agreement, the Company is required to maintain a minimum cash deposit of $100,000 on which it receives interest at the prevailing federal funds rate less 25 basis points. The Company may draw on commissions and principal trading gains as they are earned.

Note 4 - Income Taxes:

Income tax expense consists of the following components:

Federal	$ -
State	2,279
Total	$2,279

The difference between income for financial reporting and tax return purposes results from non-deductible entertainment and life insurance expenses. As of December 31, 2014, the Company has the following net operating loss carry-forward amounts:

Years of Loss Expiration	Federal	Connecticut
2021	96,837	-
2022	201,688	141,105
2024	54,140	62,455
2025	4,428	6,736
2027	15,372	6,261
2028	35,727	28,697
2029	47,872	32,651
2030	21,423	14,519
2032	143,186	95,737
	$ 620,673	$ 388,161

Note 5 - Aggregate Indebtedness and Net Capital:

As a registered broker-dealer, the Company is required to comply with the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Act of 1934. For the year ended December 31, 2014, the Company must maintain "net capital" as defined in the Rule equal to the greatest of 6 2/3% of aggregate indebtedness, $50,000, or specific requirements applicable to market makers. The Company would be precluded from the distribution of equity capital if net capital was less than 10% of such indebtedness. As of December 31, 2014, the Company had net capital of $577,942, which was $527,942 in excess of the minimum requirement.

Note 6 - Commitments and Leases:

The Company agreed to a third amendment of an original 2005 sub-lease for 2,700 square feet of office space in Boston, Massachusetts. The term of the third amendment is from February 28, 2013 through February 28, 2018. The lease agreement calls for monthly payments of $11,025 during the first year with incremental monthly increases of $225 per month during each year of the lease. Fluctuations with respect to lease payments vary due to adjustments for utility costs. Total basic rent expense for the Boston location was $134,550 for year ended December 31, 2014. Rent expense also included added miscellaneous storage costs and related utilities.

The Company negotiated a lease for 1,350 square feet of office space in Glastonbury, Connecticut. The term of the lease is from February 1, 2013 through January 31, 2020. The lease agreement calls for monthly payments of $3,315 for the first five years and monthly payments of $3,565 for the remainder of the lease. Fluctuations with respect to lease payments vary due to adjustments for operating expenses and real estate taxes. Basic rent expense for the Glastonbury location was $39,780 for the year ended December 31, 2014.

At December 31, 2014, future minimum lease payments over the term of the lease are as follows:

December 31, 2015	$177,030
December 31, 2016	179,730
December 31, 2017	182,430
December 31, 2018	65,380
Years thereafter	46,345
Total	$650,915

Note 7 - Related Party Transaction:

During March 2009, the Company entered into a month-to-month lease for 100% of the available 3,600 square feet of office space in Simsbury, Connecticut with Coby, LLC, an entity owned by shareholders of the Company. Rent expense was $60,000 for the year ended December 31, 2014. The Company pays for all utilities, which are included in rent expense, plus basic improvements, as needed.

Note 8 - Capital Stock and Equity Considerations:

As of December 31, 2014, Class A preferred stock had a par value of $50 per share and a cumulative dividend of five percent. There were 20,000 shares authorized, 11,680 shares issued and outstanding. Class B preferred stock had a par value of $.50 per share. Class B preferred stock had authorized shares of 200,000, with 200,000 shares issued and outstanding. There were 200,000 shares of common stock authorized, with 94,000 shares issued and outstanding. Common stock had no par value.

Note 9 - Retirement Plan and Employee Benefits:

The Company maintains a non-contributory 401k retirement plan covering substantially all employees.

Note 10 - Advertising Costs:

The Company incurred $3,988 in advertising costs for the year ended December 31, 2014.

Note 11 - Capital Lease:

A capital lease existed with LEAF Capital Funding, LLC, due in monthly payments of $1,363, for the lease of computer equipment through June 2014. The remaining balance of $7,240 was paid in full by December 31, 2014.

Note 12 - Property and Equipment:

Property and equipment is stated at cost and consists entirely of furniture, fixtures, improvements and computer related equipment. All unused property that is abandoned during the year is removed, along with the related accumulated depreciation, as of the end of the calendar year.

The components of property and equipment are as follows:

Computer Equipment	$ 65,830
Office furniture & fixtures	39,868
Improvements	85,505
Subtotal	191,203
Less: Accumulated Depreciation	77,492
Total	$ 113,711

Depreciation expense totaled $27,314 for the year ended December 31, 2014.

Note 13 - Subsequent Events:

The Company did not have any other subsequent events through February 23, 2015, which is the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended December 31, 2014.

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
COMPUTATION OF NET CAPITAL AND BASIC NET CAPITAL REQUIREMENT
PURSUANT TO RULE 15c3-1
DECEMBER 31, 2014

NET CAPITAL:		
Stockholders' Equity		$ 728,312
Less: Non-allowable assets -		
Advances to registered representatives	$ (36,659)	
Furniture and equipment	(113,711)	
Total Non-allowable assets		(150,370)
Net Capital Before Haircuts on Securities Positions		577,942
Haircuts on trading securities		-
Net Capital		$ 577,942
Less: Net capital requirement (greater of $15,187, 6 2/3% of aggregate indebtedness of $227,810, or $50,000)		50,000
Net Capital in Excess of Requirement		$ 527,942

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2014) is as follows:

Net capital, as reported in the Company's Part II (unaudited) Focus Report	$ 527,942
Adjustments:	
Rounding	0
Total Adjustments	0
Net Capital Per Above	$ 527,942

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
COMPUTATION OF AGGREGATE INDEBTEDNESS
PURSUANT TO RULE 15c3-1(c)
DECEMBER 31, 2014

Total Liabilities	$	227,810
Exclusions from aggregate indebtedness		-
Aggregate Indebtedness	$	227,810

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2014) is as follows:

Aggregate indebtedness, as reported in the Company's Part II (Unaudited) FOCUS report	$	227,810
Adjustments:		
None		-
Aggregate Indebtedness	$	227,810

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2014

The Company clears customer transactions through First Clearing on a fully disclosed basis and is exempt from Rule 15c3-3 under the Exempted Provision Section (k)(2)(ii).

ALFIN, FAGIN & FALCE LLP
CERTIFIED PUBLIC ACCOUNTANT
231 FARMINGTON AVENUE
FARMINGTON, CONNECTICUT 06032-1915
TEL: (860) 424-1406 * EFAX: (855) 424-1406

JEFFREY S. ALFIN, CPA MBA

JOSEPH A. BERNARDI, CPA
(1943-2010)

Mailing: P.O. Box 370367
West Hartford, CT
06117-370367

APPENDIX A

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL UNDER SEC RULE 17a-5(g)(1) CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Coburn & Meredith, Inc.
One Old Mill Lane
Simsbury, Connecticut 06070

In planning and performing our audit of the financial statements of Coburn & Meredith, Inc. as of and for the year ended December 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered Coburn & Meredith, Inc.'s internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Coburn & Meredith, Inc.'s internal control. Accordingly, we do not express an opinion on the effectiveness of Coburn & Meredith, Inc.'s internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Coburn & Meredith, Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempted provisions of Rule 15c3-3. Because Coburn & Meredith, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Coburn & Meredith, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Coburn & Meredith, Inc.'s practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Alfin, Fagin & Falce LLP

ALFIN, FAGIN & FALCE LLP
Certified Public Accountants

February 23, 2015

ALFIN, FAGIN & FALCE LLP
CERTIFIED PUBLIC ACCOUNTANT
231 FARMINGTON AVENUE
FARMINGTON, CONNECTICUT 06032-1915
TEL: (860) 424-1406 * EFAX: (855) 424-1406

JEFFREY S. ALFIN, CPA MBA

JOSEPH A. BERNARDI, CPA
(1943-2010)

Mailing: P.O. Box 370367
West Hartford, CT
06117-370367

APPENDIX B

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Coburn & Meredith Inc. Exemption Report, dated February 11, 2015, for the year ended December 31, 2014, in which (1) Coburn & Meredith Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Coburn & Meredith Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii), (the "exemption provisions"), and (2) Coburn & Meredith Inc. stated that Coburn & Meredith Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Coburn & Meredith Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Coburn & Meredith Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alfin, Fagin & Falce LLP

Alfin, Fagin & Falce LLP

Farmington, Connecticut

February 23, 2015

Alfin, Fagin & Falce LLP
Certified Public Accountants and Business Consultants
231 Farmington Avenue
Farmington, Connecticut 06032-1915
(860) 424-1406 Telephone
(855) 424-1406 E-fax

Jeffrey S. Alfin, CPA, MBA

Mailing: P.O. Box 370367
West Hartford, CT 06117

Joseph A. Bernardi, CPA (1943 – 2010)

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors
Coburn & Meredith, Inc.
One Old Mill Lane
Simsbury, CT 06070

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Coburn & Meredith, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Coburn & Meredith's compliance with the applicable instructions of Form SIPC-7. Coburn & Meredith's compliance management is responsible for Coburn & Meredith's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Alfin, Fagin & Falce LLP

Alfin, Fagin & Falce LLP
Certified Public Accountants
February 23, 2015

Coburn & Meredith, Inc.
SIPC Supplemental Report pursuant to SEC Rule 17a-5(e)(4) - Schedule of Assessment Payments
For the period 1/1/2014 - 12/31/2014

Form	Period	General Assessment	Amount Paid	Overpayment Applied	Balance Due	Date Paid	Collection Agent
SIPC - 6	1/1/14 - 6/30/14	5,437	(5,437)	-	-	7/31/2014	FINRA
SIPC - 7	1/1/14 - 12/31/14	11,504	(6,067)	(5,437)	-	1/20/2015	FINRA

NOTE:

The amount paid from the SIPC - 6 was properly applied to the SIPC - 7 assessment balance.